

Mail Stop 3720

September 22, 2017

Tarek Robbiati
Chief Financial Officer
Sprint Corporation
6200 Sprint Parkway
Overland Park, KS 66251

      Re: **Sprint Corporation
Form 10-K for Fiscal Year Ended March 31, 2017
Filed May 26, 2017
Form 10-Q for Fiscal Quarter Ended June 30, 2017
Filed August 3, 2017
File No. 001-04721**

Dear Mr. Robbiati:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Wireless Segment Earnings Trends
Wireless Segment Earnings, page 30

1.   We note that within the "Wireless Segment Earnings" table you separately disclose Service Gross Margin in addition to your segment measure of profit (loss). Given that depreciation expense is not included in cost of revenue in your calculation of Service

Gross margin, this measure is considered a non-GAAP measure. Accordingly, your presentation of Service gross margin is not appropriate without reconciling it to the most comparable GAAP measure.

Cost of Services
Year Ended March 31, 2017 compared to Year ended March 31, 2016, pages 36 and 37

2.   We note you highlight in your earnings release that 2017 was "Another Year of Significant Cost Reductions." Please provide a more detailed discussion of the specific components of costs of services that management believes can be reduced through the Company's ongoing cost reduction efforts.

Equipment Revenue and Cost of Products, page 37
Year Ended March 31, 2017 compared to the Year Ended March 31, 2016

3.   We note that one of the primary reasons for the $3 billion increase in equipment revenue in 2017 as compared to 2016 was due to higher revenue from the leasing program as more subscribers are choosing to lease their device. We also note on page 27 that the primary reason for the $1.3 billion increase in depreciation expense was due to increased depreciation on leased devices. In order to provide a more transparent disclosure to your investors regarding the profitability of your leasing program, please expand your discussion to disclose lease revenue and depreciation expense related to leased devices. In addition, discuss the impact of the significant write-offs of leased devices on the profitability of the leasing program.

Wireless Earnings, Loss on Disposal of Property, Plant and Equipment, page 38

4.   We note the write-offs from unreturned leased handsets have increased by almost 90% since the year ended March 31, 2016. Also, we note your statement on page 38 that "If customers continue to not return devices, we may have material losses in future periods." Please disclose whether you expect this trend to continue in light of the recurring losses you have incurred since the introduction of the leasing program in 2014. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Consolidated Statements of Operations, page F-4

5.   We note that you present Cost of services and Cost of products exclusive of depreciation and amortization on the face of your Statements of Operations. Because depreciation and amortization are presented in the aggregate for all of your operations on the face of your income statement, there is not transparency into the amount of depreciation and amortization attributable to each of these line items. Rule 5-03 of Regulation S-X indicates the various line items which should appear on the face of the income statement. Please revise your Statements of Operations to specify the amounts of depreciation and amortization attributable to each line item, Cost of services and Cost of

products, to comply with Rule 5-03(b)(2) of Regulation S-X. Alternatively, you may choose to present Cost of services and Cost of products including depreciation and amortization.

6. Please tell us your basis for presenting the write-off of unreturned leased devices as a component of 'Other, net' instead of as a cost directly related to the revenues of your leased handsets. In this regard, it appears that the write-off of leased devices associated with lease cancellations prior to their scheduled customer lease terms, where customers did not return their devices, are costs directly related to your leased handset device revenues. In addition, we note the write-off of unreturned leased devices is included in the determination of Wireless segment earnings.

Form 10-Q for Fiscal Quarter Ended June 30, 2017

Consolidated Statements of Comprehensive Income, page 2

7. We note that you include revenues from sale of equipment and from leased devices in the line item Equipment revenue. Given the significant increase in revenue from leased devices since the introduction of the leasing program in 2014, tell us how you considered the reporting requirement of Rule 5-03(b)(1) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications